Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated September 22, 2016

Relating to Preliminary Prospectus Supplement dated September 22, 2016

Registration No. 333-213587

$150,000,000 5.875% Subordinated Notes due 2026

Final Pricing Term Sheet

September 22, 2016

This pricing term sheet relates only to the securities described above (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated September 22, 2016 (together with the accompanying prospectus, the “Preliminary Prospectus”), relating to these Notes and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	First Midwest Bancorp, Inc.

Notes:	5.875% Subordinated Notes due September 29, 2026

Security Type:	Subordinated Notes

Anticipated Ratings*:	Standard & Poor’s: BB+ Moody’s: Baa2 Fitch: BB+

Aggregate Principal Amount:	$150,000,000

Trade Date:	September 22, 2016

Settlement Date (T+5):	September 29, 2016

Maturity Date:	September 29, 2026

Coupon:	5.875%

Benchmark Treasury:	UST 1.500% due August 15, 2026

Benchmark Yield:	1.618%

Spread to Benchmark Treasury:	438.2 bps

Yield to Maturity:	6.00%

Public Offering Price:	99.070%

Gross Proceeds:	$148,605,000

Underwriting Discount:	0.65% of principal amount

Interest Payment Dates:	March 29 and September 29 of each year, commencing on March 29, 2017

Record Dates:	March 14 and September 14 of each year

Optional Redemption

The Notes will be redeemable, in whole or in part, on or after August 29, 2026, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption, at the Issuer’s option, subject to prior Federal Reserve approval. Holders should not expect the Notes to be redeemed prior to their scheduled maturity.

Use of Proceeds:

The Issuer expects to use the net proceeds from the offering of approximately $146.7 million, after deducting the underwriters’ discount and estimated offering expenses payable by the Issuer, to repay at maturity the entire $115 million aggregate principal amount of the Issuer’s 5.875% senior notes due November 2016, plus accrued interest, and for other general corporate purposes.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

CUSIP/ISIN:	320867 AC8/US320867AC83

Distribution:	SEC Registered (Registration No. 333-213587)

Listing:	The Notes will not be listed on any securities exchange or electronic trading network.

Joint Book-Running Managers:	Goldman, Sachs & Co. Sandler O’Neil + Partners, L.P.

Co-Manager:	Stephens Inc.

Ratio of Earnings to Fixed Charges

The Issuer’s consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

Pro forma(1)
	Six Months Ended June 30,		Years Ended December 31,					Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011	2016	2015
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	7.67x	9.23x	8.15x	8.16x	8.89x	(1.78)x	4.00x	6.95x	7.28x
Including interest on deposits	5.45x	5.98x	5.56x	5.12x	5.55x	(0.39)x	2.00x	5.09x	5.16x

(1)                                 For the six months ended June 30, 2016 and the year ended December 31, 2015, the Issuer’s pro forma ratios of earnings to fixed charges reflect the pro forma effects on earnings and fixed charges from this offering and the repayment of the Issuer’s outstanding $115 million of 5.875% senior notes due November 2016.

(2)                                 For the purpose of computing these ratios, “earnings” represent net income (loss) from continuing operations before taxes plus fixed charges, and “fixed charges” consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of rental expense. The term “preferred stock dividends” is the amount of pre-tax earnings that is required to pay dividends on the Issuer’s outstanding preferred stock. First Midwest repurchased all of its outstanding preferred stock in 2011 and does not currently have any preferred stock outstanding. For details on the calculations, including dollar amounts of deficiencies for relevant periods, see Exhibit 12.1 to the Current Report on Form 8-K filed by the Issuer on September 22, 2016.

The ratio of earnings to fixed charges does not reflect annual lease payment obligations of approximately $11 million, subject to annual rent escalations, that the Issuer expects to incur pursuant to its previously announced sale-leaseback transaction.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Notes will not be savings accounts, deposits or other obligations of any of the Issuer’s bank or non-bank subsidiaries and will not be insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. The Notes are ineligible as collateral for a loan or extension of credit from the Issuer or any of its subsidiaries.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.  The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, copies may be obtained by calling or emailing Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com, or Sandler O’Neil + Partners, L.P. at 1-866-805-4128 or syndicate@sandleroneill.com.

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